Exhibit 99.2

Qudian Inc. Endorses New Industry Notice of Regulations Issued by

National Regulatory Authorities

Announces Increase of Share Repurchase Program to US$300 Million

BEIJING, Dec. 1, 2017 /PRNewswire/ – Qudian Inc. (“Qudian” or the “Company”) (NYSE:QD), a leading provider of online small consumer credit products in China, today announced its endorsement of the Notice of Regulations issued by People’s Bank of China on December 1, 2017, which clearly lays out certain additional rules and regulations in relation to the operation of a cash loan business in China.

The Company believes the Notice of Regulations is very timely and highly effective, and it will promote a healthy environment for credit services offered in China. Qudian has always and will continue to fully embrace these regulatory changes and is committed to be in full compliance with these additional rules and regulations. As a socially responsible Fintech company, Qudian has been and will continue to proactively embrace regulatory changes. Under regulators’ guidance and supervision, Qudian endeavors to further optimize its product and service offerings, enhance education and protection of its credit users, and promote the healthy and sustainable development of the industry, together with the efforts of other players in the industry.

Mr. Min Luo, Founder, Chairman and Chief Executive Office of Qudian, commented, “With clearly stated regulatory guidance, we are confident in adopting these requirements and it allows us the opportunity to operate our business in a healthier industry environment.”

The Company also announced it will increase its share repurchase program to up to US$300 million worth of its outstanding American Depositary Shares (“ADSs”) representing its Class A ordinary shares within the next twelve months. The increase of the repurchase program demonstrates the Board and management team’s confidence in the Company’s future.

Under the share repurchase program, Qudian may purchase its ADSs through various means, including open market transactions, privately negotiated transactions, tender offers or any combination thereof. In addition, Qudian will also effect repurchase transactions in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, and its insider trading policy. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including, but not limited to, price, trading volume and general market conditions, along with Qudian’s working capital requirements, general business conditions and other factors. The share repurchase program will terminate on December 1, 2018, and may be modified, suspended or terminated at any time by the Company’s Board of Directors. Repurchases under the program will be funded by Qudian’s existing cash and cash equivalents or future cash provided by operating activities. As of September 30, 2017, Qudian had cash and cash equivalents of approximately RMB1,483.0 million (approximately, US$222.9 million).

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to US$ were made at the rate of RMB6.6533 to US$1.00, the noon buying rate in effect on September 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or US$ amounts referred could be converted into US$ or Renminbi, as the case may be, at any particular rate or at all.

About Qudian Inc.

Qudian is a leading provider of online small consumer credit in China. The Company uses big data-enabled technologies, such as artificial intelligence and machine learning, to transform the consumer finance experience in China. With the mission to use technology to make personalized credit accessible, Qudian targets hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending, but are underserved by traditional financial institutions due to lack of traditional credit data. Qudian’s data technology capabilities combined with its operating efficiencies allow Qudian to understand prospective borrowers from different behavioral and transactional perspectives, assess their credit profiles with regard to both their willingness and ability to repay and offer them instantaneous and affordable credit products with customized terms, and distinguish Qudian’s business and offerings.

For more information, please visit ir.qudian.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

In China:

Investor Relations

Sissi Zhu

Director of Capital Markets

Tel: +86 (10) 5948-5220

E-mail: ir@qudian.com

Media

Binbin Yang

VP, Public Relations

E-mail: pr@qudian.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: qudian@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

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